3/6/03

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03002120

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...20549

VF 3-5-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35603

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Weitz Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Pacific Place, 1125 South 103rd Street, Suite 600
(No. and Street)

Omaha	NE	68124
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wallace R. Weitz (402) 391-1980
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

RECD S.E.C.
FEB 21 2003
538

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JB 3-7-03

OATH OR AFFIRMATION

I, Mary K. Beerling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weitz Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENERAL NOTARY - State of Nebraska
MARY E. BICKELS
My Comm. Exp. Feb. 28, 2006

Mary K. Beerling
Signature

Vice President and Secretary
Title

Mary E. Bickels
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weitz Securities, Inc.

Financial Statements and Supplemental Schedule Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 as of and for the Year Ended December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors and Stockholder of
Weitz Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of income, of stockholder's equity and of cash flows present fairly, in all material respects, the financial position of Weitz Securities, Inc. (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 3 to the financial statements, a company under common control pays all of the Company's operating expenses. The Company is economically dependant on the agreement with this affiliate to continue this practice.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 24, 2003

Weitz Securities, Inc.
Statement of Financial Condition
December 31, 2002

Assets

Cash	$ 11,584

Stockholder's Equity

Common stock, $1.00 par value 10,000 shares authorized;	
10,000 shares issued and outstanding	$ 10,000
Additional paid-in capital	541
Retained earnings	1,043
Total stockholder's equity	$ 11,584

Weitz Securities, Inc.
Statement of Income
For the Year Ended December 31, 2002

Investment income	$	55
Total revenue		55
Expenses (Note 3)		-
Net income	$	55

The accompanying notes form an integral part of these financial statements.

Weitz Securities, Inc.
Statement of Stockholder's Equity
For the Year Ended December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, beginning of year	$ 10,000	$ 541	$ 988	$ 11,529
Net income	-	-	55	55
Balance, ending of year	$ 10,000	$ 541	$ 1,043	$ 11,584

Weitz Securities, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities	
Investment income received	$ 55
Net increase in cash	55
Cash	
Beginning of year	11,529
End of year	$ 11,584

1. Nature of Business and Significant Accounting Policies

Nature of business
Weitz Securities, Inc. (the "Company") is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company acts as a broker-dealer with respect to the purchase, sale and redemption of shares in Weitz Partners, Inc. and Weitz Series Fund, Inc. (collectively, the "Funds"), and is, therefore, exempt from Rule 15c3-3, under subparagraph k(1)(ii). The Company's revenues are derived solely from interest income earned from cash balances.

The following is a summary of significant accounting policies employed by the Company in the preparation of its financial statements:

Income taxes
The sole shareholder of the Company has elected to have the Company taxed for Federal and Nebraska income tax purposes as an S corporation under Section 1361 of the Internal Revenue Code and a corresponding section of the state income tax code. Under these provisions, the stockholder's share of the Company's net income or loss for the year is reported on the stockholder's individual tax returns. Accordingly, no provision has been made in the accompanying financial statements for Federal or state income tax expense.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital and net capital requirements of $11,584 and $5,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0 to 1.

3. Related Party Transactions

Expenses related to the Company's operations, totaling $412,963 were paid by an affiliate under common control. This affiliate also provides the Company with office facilities and personnel. The Company is economically dependent on the affiliate continuing this practice of paying all expenses of the Company.

Weitz Securities, Inc.
Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1
December 31, 2002

Schedule I

Total stockholder's equity from statement of financial condition	$ 11,584
Less non-allowable assets	-
Net capital	$ 11,584
Total aggregate indebtedness	$ -
Computation of basic net capital requirement Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 6,584
Ratio of aggregate indebtedness to net capital	0 to 1

There were no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part II A filing.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants on Internal Control

To the Board of Directors of
Weitz Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Weitz Securities, Inc. (the "Company"), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

(1) Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

(2) Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities we did not review the practices and procedures followed by the Company in any of the following:

(1) Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

(3) Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 24, 2003